Mail Stop 3720

October 11, 2006

Via U.S. Mail

Mahesh Jayanarayan
Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS
United Kingdom

      Re: **New Medium Enterprises, Inc.**
                  Form 10-KSB for Fiscal Year Ended June 30, 2005
                  Filed October 28, 2005
                  Form 10-QSB for the Quarterly Period Ended March 31, 2006
                  Filed May 15, 2006
                  File No. 000-32779

Dear Mr. Jayanarayan:

We have reviewed your supplemental response letters dated June 27 and July 21, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

We continue to question your accounting for the intangible asset identified as "intellectual property" on your balance sheet. Please consider carefully the following comments and provide us a comprehensive explanation addressing each of our concerns, or revise your accounting.

1. In view of the fact that the Company is majority owned by Multidisk Ltd. and TriGM International SA after the transactions, we continue to question your identification of New Medium Enterprises, Inc as the accounting acquiror. Please explain to us your full consideration of the guidance in paragraph 17 of SFAS No. 141. In addition, you should also specifically address the following in your response:

    a. Tell us how the previous owners of New Medium Enterprises, Inc continued to control the Company after the transaction.
    b. Identify for us your majority shareholder after completion of the transactions with Multidisk Ltd. and TriGM International SA.
    c. Tell us the number of voting shares held by each of the shareholders of the Company before and immediately after consummation of the transactions.
    d. Summarize for us the composition of your board of directors and explain how they were appointed. Tell us what directors were appointed by Multidisk Ltd. and TriGM International SA.
    e. Summarize for us the composition of the Company's senior management and explain how the previous management continues to controls the Company.

2. We note your response to comment 6 in your letter dated June 27, 2006. We remain skeptical that the $14, 521,155 value assigned to the 72,605,776 shares was the fair value of these shares. We note the Company's limited operations, history of losses, its stock was thinly traded, and the very large number of shares issued in the transactions with Multidisk Ltd. and TriGM International SA as compared to what was previously outstanding. Revise the assigned value of the acquired assets or explain to us your reasonable, <u>factually supportable</u> basis for believing the assigned value was fair value.

3. We note your response to comment 7 in your letter dated June 27, 2006, however we reiterate our request that you provide to us your impairment analysis. In light of your current period operating and cash flows losses combined with your history of such losses, it appears you are required to perform an impairment test in accordance with SFAS No. 144, pursuant to paragraph 8 of this guidance.

<u>Form 10-QSB for the Quarterly Period Ended March 31, 2006</u>

4. We note your response to comment 6 in your letter dated July 21, 2006 and the proposed income statement and cash flow presentation for the three-month and nine-month periods ended March 31, 2006. However, we cannot locate your revised Form 10-QSB on EDGAR as you indicated in your response. Please advise us or file the amended Form 10-QSB as soon as possible. Also, include in the amended Form 10-QSB income and cash flow statements for the prior comparable nine-month period and expand MD&A to include a discussion of the Company's operating results for the nine-month period ended March 31, 2006.

New Medium Enterprises, Inc.
October 11, 2006
Page 3

General

5. Refer to the acknowledgement request near the end of our comment letter dated July 5, 2006. As we previously requested, please provide, in writing, a statement from the Company acknowledging your responsibilities and various aspects of our review process affecting the Company as outlined in this previous letter.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please submit your response over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3351 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director